Exhibit 1

July 12, 2004

Press Release

Desarrolladora Homex, S.A. de C.V.

As of the date hereof, we hereby give public notice that the over-allotment option, granted by Desarrolladora Homex, S.A. de C.V., to the underwriters, Citigroup Global Markets, Inc., Merrill Lynch & Co., Acciones y Valores de Mexico, S.A. de C.V., and IXE Casa de Bolsa, S.A. de C.V. to purchase an aggregate of 9,090,000 common shares of the equity capital of the Company has been fully exercised pursuant to the corresponding underwriting agreements and as described in the prospectuses relating to the offering of the common shares.